SIMPLY, INC.

2001 NW 84th Avenue

Miami, Florida 33122

October 28, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Simply, Inc. Request to Withdraw Registration Statement on Form S-3, as amended, Initially Filed on June 15, 2018 (File No. 333-225682)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies to the U.S. Securities and Exchange Commission (the "Commission") for the withdrawal of its Registration Statement on Form S-3, as amended (SEC File No. 333-225682), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on June 15, 2018 and amended on August 28, 2018 and further amended on October 10, 2018.

Due the passage of time, the Registrant has decided to withdraw the Registration Statement. No securities have been sold or will be sold pursuant to the Registration Statement. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

The Registrant understands that the filing fees it paid will be held by the Commission pursuant to Rule 477 under the Securities Act. In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require additional information, please do not hesitate to contact James Guttman, our counsel, at (416) 367-7376.

Sincerely,

Simply, Inc.

     /s/ Vernon A. LoForti

Vernon A. LoForti

Chief Financial Officer

cc:          Reinier Voigt, Simply, Inc.
               James Guttman, Dorsey & Whitney LLP